Exhibit 99.1

Kamada to Host a Virtual Analysts and Investors Meeting to Review its Growth Catalysts

Rehovot, Israel, June 1, 2022 – Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced that it will host a virtual analysts and investors meeting on Tuesday, June 7, 2022, at 12:00 PM Eastern Time to review its growth catalysts. To register for the meeting please see below.

The meeting will feature a presentation by Amir London, Chief Executive Officer, Chaime Orlev, Chief Financial Officer, and Jon R. Knight, Vice President, U.S. Commercial Operations, who will discuss Kamada’s strategic evolution into a fully-integrated specialty plasma company with six FDA-approved products and strong commercial capabilities in the U.S. market, as well as a global commercial footprint in over 30 countries.

The Company expects full-year 2022 total revenue of $125 million to $135 million, which would represent a 20% to 30% increase over 2021 revenue, with EBITDA margins of 12-15%. Kamada also anticipates generating revenue growth at a double-digit rate in the foreseeable years ahead.

The Company’s key growth catalysts to be presented in the meeting, include:

•	Expanding sales in the U.S., through self commercialization of the Company’s plasma-derived specaility portfolio, as well as leveraging Kamada’s existing sales and distribution network in over 30 countries.

•	Entered U.S. plasma collection market through the acquisition of a plasma collection facility in Texas; focused on expanding the hyperimmune plasma collection capacity at this center, while opening additional centers.

•	KedRAB® (Anti-rabies IgG) continues to gain market share in the $150 million U.S. market.

•	Kamada now receives royalties on Takeda’s sales of GLASSIA® and anticipates royalties in the range of $10-$20M annually until 2040.

•	The Company expects to expand its Distribution business in Israel, with agreements for the distribution of 11 biosimilar products between this year and through 2028. Collectively, these products have an annual anticipated peak sales of more than $40 million.

•	Currently enrolling patients in the ongoing pivotal Phase 3 study of Inhaled for AAT Deficiency, adding 6 additional clinical sites in the coming weeks. Only novel AAT deficiency product in late-stage clinical development.

A live questions and answers session will follow the formal presentation. To register for the meeting: https://lifesci.rampard.com/WebcastingAppv5/Events/Registration/registration.jsp?Y2lk=MTg3Mg==&Y2lk=MTg3Mg==

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com